

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2021

Jedidiah Gold
Chief Financial Officer
Mister Car Wash, Inc.
222 E 5th Street
Tucson, Arizona 85705

      **Re:** **Mister Car Wash, Inc.**
          **Draft Registration Statement on Form S-1**
          **Filed July 21, 2021**
          **File No. 377-05227**

Dear Mr. Gold:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jacqueline Kaufman at 202-551-3797 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services